UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number:  001-41794

ARIS MINING CORPORATION

(Translation of registrant’s name into English)

2400 – 1021 West Hastings Street

Vancouver, British Columbia, Canada V6E 0C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibits

Exhibit No.	Description

99.1	“NI 43-101 Technical Report, Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

By:	/s/ Ashley Baker
	Name:	Ashley Baker
	Title:	Chief Legal Officer

Date: November 12, 2026